Exhibit 99.1

Q4 2025

Earnings Release

BeFra Reports Fourth Quarter 2025 Results

GUADALAJARA, Mexico – Betterware de México, S.A.P.I. de C.V. (NYSE:BWMX) (“BeFra” or the “Company”), announced today its consolidated financial results for the fourth quarter 2025. The figures presented in this report are expressed in nominal Mexican Pesos (Ps.) unless otherwise noted, presented and approved by the Board of Directors, prepared in accordance with IFRS, and may include minor differences due to rounding.

Message from the President and CEO

As we close the fourth quarter and full year 2025, we reflect on a year not marked by robust growth, but that highlighted the resilience of our business model, despite a year marked by macroeconomic volatility, socio-political uncertainty, and softer consumption trends across our core markets.

Although net sales increased only slightly for both the quarter and full year, the performance of our business units continued to recover after a difficult 1Q25. JF Mexico continues to grow, BW Mexico progressively recovered from a weak start to the year, JF US delivered its first “back to growth” quarter, and BW Latam continues to deliver strong QoQ growth, validating the portability of our brand to new Latam markets.

Profitability also recovered throughout the year, underpinned by disciplined expense management and despite extraordinary FX-related impacts to our Gross Margin in Q4, as well as growth investments in international expansion and related M&A fees. When excluding these effects, underlying profitability fundamentals (external and internal) of our business remain healthy and consistent.

Cash generation remained a core strength of the business, as we closed the year with an 83% EBITDA cash conversion, thanks to core profitability and still improving inventory control. This financial discipline has enabled us to further deleverage the balance sheet, continue returning cash to shareholders through consistent dividends, and provide significant balance sheet flexibility for future growth.

Finally, as we recently announced, the completion of the Tupperware Latam deal is set to advance our strategy of adding Great Brands that we can grow with BeFra’s proven model. Aside from being substantially accretive, the acquisition accelerates our ability to exploit many market opportunities throughout Latin America, including establishing a solid foothold in the Brazilian market. Tupperware’s operations will also enable us to strengthen our supply chain by nearshoring production, among other value-added benefits.

As we enter 2026, we do so from a position of strength, with improving commercial trends, strong underlying profitability, and an increasingly stronger balance sheet. The five pillars we have laid out for our 2025-2030 strategic expansion remain more relevant than ever and will enable us to consistently deliver value to shareholders and other stakeholders alike. Today more than ever, we feel confident on our ongoing belief that “The best is yet to come”.

Andrés Campos Chevallier

President and CEO BeFra Group

Q4 2025 Select Consolidated Financial Information

	Q4			FY
Results in ’000 MXN	2025	2024		2025	2024
Net Revenue	$3,825,539	$3,778,469	1.2%	$14,264,632	$14,100,758	1.2%
Gross Margin	65.0%	67.3%	-233 bps	66.6%	67.9%	-130 bps
EBITDA	$726,463	$510,323	42.4%	$2,662,689	$2,078,394	28.1%
EBITDA Margin	19.0%	13.5%	549 bps	18.7%	14.7%	397 bps
Adj. EBITDA	$726,463	$771,596%	-5.8%	$2,662,689	$2,774,697	-4.0%
Adj. EBITDA Margin	19.0%	20.4%	-142 bps	18.7%	19.7%	-104 bps
Net Income	$249,851	$225,305	10.9%	$1,042,756	$711,728	46.5%
Adj. Net Income	$249,851	$436,664	-42.8%	$1,042,756	$1,219,280	-14.5%
EPS	6.70	6.04	10.9%	27.94	19.07%	46.5%
Adj. EPS	6.70	11.70	-42.8%	27.94	32.66	-14.5%
%Free Cash Flow	$1,132,307	$548,430	106.5%	$2,222,191	$1,783,901	24.6%
Net Debt / Adj. EBITDA	1.56	1.76		1.56	1.76
Interest Coverage	4.16	3.46		4.16	3.46
Associates
Avg. Base	1,132,220	1,196,417	-5.4%	1,126,867	1,179,058	-4.4%
EOP Base	1,125,605	1,180,458	-4.6%	1,125,605	1,180,458	-4.6%
Distributors
Avg. Base	62,665	62,727	-0.1%	62,756	64,654	-2.9%
EOP Base	61,206	63,339	-3.4%	61,206	63,339	-3.4%

Revenue: Consolidated net revenue increased 1.2% in the quarter, with JF Mexico continuing to grow, BW Mexico narrowing its decline, and JF US returning to growth for the first time. BeFra finished the year with growth that was at the low end of management’s expectations, but which has continued to strengthen on various fronts, despite a volatile year. Although the associate base closed the year slightly lower, this was offset by higher productivity levels achieved through a new VIP program and incentives.

Profitability: EBITDA for the quarter remained strong, with a 19.0% margin, although decreasing 5.8% YoY due to temporary Gross Margin impacts in both the Betterware and Jafra Mexico businesses, as explained in their respective sections below. The margin decrease during 2025 was mainly due to an unusually weak first quarter, but there was a progressive recovery throughout the remainder of the year. It is also relevant to note that Adjusted Net Income for the year decreased 14.5%, although the YoY comparison was affected by an almost Ps. 200 million positive “mark to market” non-cash accounting effect of derivative positions in 2024; as a reminder, BeFra switched to derivative accounting in 2025, which accounted for derivatives under COGS in 2025. Without that change, FY Adjusted Net Income would have grown 2.2%.

Cash generation: BeFra continued to deliver strong Free Cash Flow in both the quarter and year, with more than 83% of EBITDA converted to cash for the year, boosted by a reduction of excess inventory that represented Ps. 459 million in cash. This adds to BeFra’s historical ability to generate strong free cashflow despite volatile markets, and marks an important year in which the Company approaches optimal inventory levels. Going forward, cashflow is expected to normalize to a historical 60-65% of EBITDA levels.

Value Creation: As a result of the year, and despite the effects of 1Q25 on profitability, shareholder return ratios are strengthening, with ROIC trending back toward 25% and ROTA approaching 20%.

Financial Performance

Balance sheet at the end of Q4 2025.

Liquidity ratios

As previously noted, BeFra’s cash flow is normalizing toward the company’s underlying operating cash cycle following the one-off items and macro volatility experienced in 1Q25. Importantly, cash generation showed a tangible improvement toward the end of the year, reinforcing the resilience of the business model.

	Q4 2025	Q4 2024	∆
Current Ratio	0.92	1.09	-15.6%
TTM FCF / Adj. EBITDA	83.3%	64.3%	1,897 bps
CCC (days)	56	41	+15 days

Return on Investment

BeFra has consistently delivered solid returns on invested capital. After a challenging first quarter, results recovered throughout the year, supported by improved execution and profitability, and the Company closed the fourth quarter with meaningful improvements in overall returns and operating efficiency. While some metrics still reflect the impact of 1Q25, management views this as temporary and remains confident in the long-term value creation of BeFra’s business model.

	Q4 2025	Q4 2024	∆
Equity Turnover	10.62	12.13	-12.4%
ROIC	24.8%	26.6%	-180 bps
ROE	77.6%	61.2%	1,640 bps
ROTA	19.8%	12.4%	740 bps
Dividend/EBITDA	31.9%	36.0%	-410 bps

*	Current Ratio = Total current assets / Total current liabilities
*	CCC (Cash Conversion Cycle) = DSO + DIO – DPO
*	Equity Turnover = Net Revenues TTM / Equity
*	ROIC = NOPAT TTM / Operating Assets
*	ROE = Net income TTM / Stockholders Equity

*	ROTA = Net Income TTM / (Cash + Accounts Receivable + Inventories + Fixed Assets)

*	Calculation of Dividend Yield Using the Closing Price on December 31, 2025, which was $14.21

*	Debt to EBITDA = Total Debt / EBITDA TTM

*	Net Debt to EBITDA = (Total Debt - Cash and cash equivalents) / EBITDA TTM

*	Interest Coverage = Operating income TTM / Interest expense TTM

*	Dividend/EBITDA = Dividend payout TTM / EBITDA TTM

Asset Light Business – Low fixed cost structure

BeFra’s asset-light operating model remains a fundamental source of resilience for the business. Additionally, the Company remains focused on identifying further opportunities to optimize SG&A.

	Q4 2025	Q4 2024	∆ bps
Fixed Assets / Total Assets	17.9%	17.2%	71 bps
TTM Variable Cost Structure	74.0%	76.5%	-250 bps
TTM Fixed Cost Structure	26.0%	23.5%	250 bps
TTM SG&A / Net Revenues	45.8%	47.5%	-174 bps

Debt Leverage

BeFra’s current leverage profile reflects a disciplined and deliberate capital structure strategy focused on maintaining financial flexibility and balance sheet strength. Throughout the year, the Company remained firmly committed to its deleveraging roadmap, supported by solid cash generation and prudent financial management.

During the fourth quarter, BeFra settled its outstanding bond. As a result, leverage levels continued to improve, reaching a Net Debt-to-EBITDA ratio of 1.56x.

It is also important to highlight that the Company’s mainly variable interest rate debt structure should be positively impacted by declining interest rates in Mexico.

	Q4 2025	Q4 2024	∆%
Debt to EBITDA	1.67	1.86	-10.2%
Net Debt to EBITDA	1.56	1.76	-11.4%
Interest Coverage	4.16	3.46	20.2%

Capital Allocation

Quarterly Dividends: Considering BeFra’s results to date, the board of directors remains committed to enhancing shareholder value through quarterly dividends. Accordingly, it has proposed another Ps. 200 million dividend to be paid in Q1 2026, pending approval at the Ordinary General Shareholders’ Meeting. This would represent the 24th consecutive quarter paying dividends since BeFra’s IPO.

2025 Guidance: BeFra met its revised revenue guidance of 1–5% at the low end of this range, while EBITDA came in below guidance, primarily reflecting the aforementioned one-time gross margin accounting effects that are not expected to occur again in 2026. Notably, BeFra exceeded its internal Free Cash Flow and debt reduction targets, which further strengthened its financial position and supports future growth and returns.

2026 Guidance: For 2026, BeFra is well positioned for a strong year in terms of revenue and cash generation, as momentum was building up as 2025 came to a close. This guidance does not reflect the operations and future contributions of the pending acquisition of Tupperware Latam, which we expect to complete during the second quarter of the year. Once the transaction closes, the Company will update its 2026 guidance.

	2026	2025	Var %
Net Revenue	$14,800 - $15,400	$14,265	4.0% -8.0%

*	Figures in millions Ps.

In terms of EBITDA, we expect our margin to be at least 19%, with the potential to expand.

Q4 2025 Financial Results by Business

Betterware Mexico & Subs

Key Financial and Operating Metrics

	Q4			FY
Results in ’000 MXN	2025	2024		2025	2024
Net Revenue	$1,474,205	$1,494,855	-1.4%	$5,723,449	$5,991,834	-4.5%
Gross Margin	52.6%	57.2%	-462 bps	55.0%	57.1%	-209 bps
EBITDA	$263,529	$330,075	-20.2%	$1,128,436	$1,296,538	-13.0%
EBITDA Margin	17.9%	22.1%	-420 bps	19.7%	21.6%	-189 bps
Free Cash Flow	$383,800	$-55,396	792.8%	$746,411	$381,777	95.6%
Associates
Avg. Base	667,086	693,666	-3.8%	661,517	704,433	-6.1%
EOP Base	654,680	674,654	-3.0%	654,680	674,654	-3.0%
Monthly Activity Rate	65.2%	64.8%	41 bps	65.0%	66.3%	-133 bps
Avg. Monthly Order	1,971	$2,158	-8.7%	1,967	$2,068	-4.9%
Distributors
Avg. Base	42,156	43,585	-3.3%	42,115	44,016	-4.3%
EOP Base	40,723	42,608	-4.4%	40,723	42,608	-4.4%
Monthly Activity Rate	98.3%	96.7%	160 bps	98.3%	97.8%	52 bps
Avg. Monthly Order	20,690	$22,945	-9.8%	$20,419	$22,432	-9.0%

Highlights

Revenue: While Betterware’s annual net revenue declined year over year, primarily reflecting the weak start to the year that included softer national consumption levels, its trend improved sequentially as the year progressed, with the gradual recovery continuing in 2026. It is important to point out that 2025 was the first year since COVID to achieve net growth in the associate base between 1Q to 4Q, signaling a sustained recovery trend. Management believes that this recent traction was a result of revamping Betterware’s core product categories, like home organization, together with improved technology, more cutting-edge incentives, and more disciplined field management.

Profitability: The fourth quarter EBITDA margin contracted 420 bps YoY, mainly affected by a Gross Margin contraction that was affected by temporary FX-related impacts on inventory valuation (-310 bps) and losses from derivative positions (-140 bps), due to a stronger-than-expected peso. These items pressured reported Gross Margin and EBITDA in the period and affected YoY comparability; however, Betterware’s underlying operating margin remains solid, and margins are expected to normalize in the coming quarters. It is important to note that Betterware’s expansion in Latin America is still affecting EBITDA, impacting it by -Ps. 17.8 million in Q4 and -Ps. 43.5 million during 2025. When excluding the investments in geographic expansion and the Tupperware transactions fees, Betterware’s EBITDA margin for the year would have been 21.2%. It is also important to point out that recently announced import tariffs applied to Chinese manufactured products in Mexico had a limited effect on the business, impacting Gross Margin by only 0.6%. Nevertheless, management is proactively implementing initiatives across sourcing, design, and pricing efficiencies to protect margins and minimize any impact of future tariffs.

Cash generation and operations: Strong free cash flow generation was driven by steady profitability and disciplined working capital management derived from a structural optimization of Betterware’s inventory. Excess inventory was reduced by more than 50% during the year, releasing over Ps. 270 million in cash and positioning the business with a leaner inventory base and improved operating efficiency going forward.

BW Latam expansion: International subsidiaries continued to contribute positively, with Andean and Central American operations outperforming expectations and further diversifying the revenue mix. While the total weight of these operations was only 0.6% of revenues in the quarter, both operations continue to grow at a fast pace, with Guatemala achieving 81% YoY growth and Ecuador achieving 55% growth versus the prior quarter.

2026 Focus: Betterware exited 2025 with improving commercial momentum, a healthier balance sheet, and a more efficient operating structure. Management remains focused on innovation, digital enablement of the sales force, lower inventory levels, as well as continued regional expansion to support sustainable and profitable growth.

Jafra Mexico

Key Financial and Operating Metrics

	Q4			FY
Results in ’000 MXN	2025	2024		2025	2024
Net Revenue	$2,112,869	$2,038,993	3.6%	$7,588,698	$7,183,823	5.6%
Gross Margin	72.2%	74.1%	-190 bps	74.2%	76.3%	-202 bps
EBITDA	$452,697	$179,357	152.4%	$1,550,523	$790,073	96.3%
EBITDA Margin	21.4%	8.8%	1,263 bps	20.4%	11.0%	943 bps
Adj. EBITDA	$452,697	$440,630	2.7%	$1,550,523	$1,486,377	4.3%
Adj. EBITDA Margin	21.4%	21.6%	-18 bps	20.4%	20.7%	-27 bps
Free Cash Flow	$731,368	$599,086	22.1%	$1,419,531	$1,378,492	3.0%
Associates
Avg. Base	438,864	476,211	-7.8%	439,233	445,323	-1.4%
EOP Base	444,244	480,532	-7.6%	444,244	480,532	-7.6%
Monthly Activity Rate	50.1%	49.9%	16 bps	50.0%	51.5%	-153 bps
Avg. Monthly Order	$2,702	$2,439	10.8%	$2,542	$2,327	9.2%
Distributors
Avg. Base	19,006	18,889	0.6%	19,036	18,885	0.8%
EOP Base	19,063	19,093	-0.2%	19,063	19,093	-0.2%
Monthly Activity Rate	94.0%	94.6%	-62 bps	94.2%	94.3%	-9 bps
Avg. Monthly Order	$3,166	$2,758	14.8%	$2,947	$2,635	11.8%

Highlights

Revenue: Net revenue increased YoY and QoQ, with the fourth quarter being the best in Jafra’s history. This performance reflects continued solid commercial execution and was achieved despite a challenging consumption environment. Growth was also driven by higher average order value and improved consultant productivity, while the field base experienced a slight contraction, due to special productivity incentives that were implemented throughout the year. Jafra Mexico will continue working toward re-balancing growth between productivity and base expansion. Brand renovation initiatives across over 70% of Jafra’s main product lines, together with continued innovation, and improved field management, also helped maintain the growth trend at Jafra Mexico.

Profitability: Adjusted EBITDA margin remained stable for the quarter and for the year, which helped Jafra Mexico convert revenue growth into improved profitability. The business has deliberately invested some gross margin points into growing underperforming beauty categories, such as skincare and body care. Fourth-quarter gross margin contracted by 190 bps, a decrease mostly driven by a 130 bps impact from a full-year accounting reclassification of promotional expenses to a line above net revenue. However, the reclassification did not affect overall EBITDA performance in the quarter.

Cash generation and operations: Cash flow remained solid, increasing over 3% YoY and 22% QoQ, achieved by tight expense management and lower capital deployment during the period. A continued focus on working capital discipline and improved demand planning helped maintain lean inventory levels and further strengthen liquidity and balance sheet flexibility.

2026 Focus: Jafra Mexico continues to be one of the Group’s most resilient growth engines, despite beauty market headwinds. Brand strength, innovation cadence, and consistent field engagement are what position the business for sustainable growth and margin stabilization. Management remains focused on further strengthening the brand, improving merchandise planning, product innovation, and rolling out enhanced technology.

Jafra US

Key Financial and Operating Metrics

	Q4			FY
Results in ’000 MXN	2025	2024		2025	2024
Net Revenue	$238,465	$244,620	-2.5%	$952,485	$925,101	3.0%
Gross Margin	77.4%	73.1%	434 bps	76.1%	73.5%	261 bps
EBITDA	$10,237	$891	1048.9%	$-16,270	$-8,217	98.0%
EBITDA Margin	4.3%	0.4%	390 bps	-1.7%	-0.9%	-81 bps
Free Cash Flow	$17,139	$4,739	261.7%	$56,249	$23,632	138.0%

	Q4			FY
Results in ’000 USD	2025	2024		2025	2024
Net Revenue	$12,996	$12,190	6.6%	$49,624	$50,615	-2.0%
Gross Margin	77.4%	73.1%	434 bps	76.1%	73.5%	261 bps
EBITDA	$556	$44	1164.1%	$-790	$-458	-72.4
EBITDA Margin	4.3%	0.4%	388 bps	-1.6%	-0.9%	-69 bps
Associates
Avg. Base	26,270	26,540	-1.0%	26,117	29,302	-10.9%
EOP Base	26,681	25,272	5.6%	26,681	25,272	5.6%
Monthly Activity Rate	48.9%	44.5%	440 bps	48.9%	43.6%	530 bps
Avg. Monthly Order	$222	$248	-10.5%	$230	$234	-1.7%
Distributors
Avg. Base	1,503	1,786	-15.8%	1,605	1,754	-8.5%
EOP Base	1,420	1,638	-13.3%	1,420	1,638	-13.3%
Monthly Activity Rate	95.1%	85.5%	960 bps	91.7%	87.8%	390 bps
Avg. Monthly Order	$197	$219	-10.0%	$208	$225	-7.6%

Highlights

Revenue: Net revenue increased QoQ, reflecting early benefits from the commercial turnaround strategy and improved field engagement. Growth was supported by stronger consultant productivity and a sequentially growing consultant base. It is important to highlight that Q4 was the businesses first quarter of YoY growth in USD, another encouraging sign of a sustainable turnaround and transition to a new phase of growth.

Profitability: The business returned to profitability during the year, marking an important milestone in the turnaround. While results were partially affected by legal expenses incurred prior to BeFra’s ownership, underlying performance improved meaningfully as operating efficiencies, tighter cost controls, and better fixed-cost absorption supported margin recovery. If not for the legal expenses, EBITDA for the year would have been $869K USD, with an EBITDA margin of 1.8%.

Cash generation & operations: Despite lower EBITDA levels versus the prior year, free cash flow improved significantly, driven by disciplined expense management and leaner working capital.

2026 Focus: Jafra US is transitioning from stabilization to growth, supported by a leaner operating structure and improving commercial fundamentals, providing a stronger foundation for sustainable growth in profitability.

Appendix

Financial Statements

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Final Position

As of December 31, 2025 and 2024

(In Thousands of Mexican Pesos)

	Dec 2025	Dec 2024
Assets
Cash and cash equivalents	311,914	296,558
Trade accounts receivable, net	1,197,877	1,133,093
Accounts receivable from related parties	282	250
Account receivable “San Angel”	78,862	121,082
Inventories	2,045,654	2,505,093
Prepaid expenses	111,005	87,682
Income tax recoverable	84,149	98,265
Derivative financial instruments	0	108,846
Non-current assets held for sale	33,800	40,000
Other assets	81,149	147,329
Total current assets	3,944,692	4,538,198
Account receivable “San Angel”	24,689	90,540
Property, plant and equipment, net	1,716,951	1,801,475
Right of use assets, net	336,588	314,023
Deferred income tax	455,085	525,086
Intangible assets, net	1,503,887	1,570,223
Goodwill	1,599,718	1,599,718
Other assets	14,414	14,504
Total non-current assets	5,651,332	5,915,569
Total assets	9,596,024	10,453,767

Liabilities and Stockholders’ Equity
Short-term debt and borrowings	1,024,467	1,156,084
Accounts payable to suppliers	1,799,883	2,156,715
Accrued expenses	344,893	380,835
Provisions	733,887	748,918
Value added tax payable	93,917	71,192
Trade accounts payable to related parties	0	1,237
Statutory employee profit sharing	148,672	139,255
Lease liability	134,730	110,252
Derivative financial instruments	26,238
Total current liabilities	4,306,687	4,764,488
Employee benefits	147,991	128,312
Deferred income tax	493,258	495,117
Lease liability	221,975	234,343
Long term debt and borrowings	3,083,187	3,668,859
Total non-current liabilities	3,946,411	4,526,631
Total liabilities	8,253,098	9,291,119
Stockholders’ Equity
Capital stock	321,312	321,312
Share premium account	-25,264	-25,264
Retained earnings	1,084,258	892,398
Other comprehensive income	-35,561	-24,076
Non-controlling interest	-1,819	-1,722
Total Stockholders’ Equity	1,342,926	1,162,648
Total Liabilities and Stockholders’ Equity	9,596,024	10,453,767

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended December 31, 2025 and 2024

(In Thousands of Mexican Pesos)

	Q4 2025	Q4 2024	∆%
Net revenue	3,825,539	3,778,468	1.2%
Cost of sales	1,339,342	1,234,902	8.5%
Gross profit	2,486,197	2,543,566	-2.3%

Administrative expenses	580,152	779,834	-25.6%
Selling expenses	1,088,186	1,090,460	-0.2%
Distribution expenses	187,904	174,219	7.9%
Total expenses	1,856,242	2,044,513	-9.2%

Other expenses - Sale of fixed assets	0	94,692

Operating income	629,955	404,361	54.1%

Interest expense	-118,757	-155,811	23.8%
Interest income	4,639	9,264	-49.9%
Unrealized gain (loss) in valuation of financial derivative instruments	0	3,377
Foreign exchange loss, net	6,908	43,534	-84.1%
Financing cost, net	-107,210	-99,636	7.6%

Income before income taxes	522,745	304,725	71.5%

Income taxes	270,952	79,674	240.1%

Net income including minority interest	251,793	225,051	11.9%
Non-controlling interest gain (loss)	-1,942	254	-864.6%
Net income	249,851	225,305	10.9%

Concept	Q4 2025	Q4 2024	∆%
Net income	251,793	225,051	11.9%
(+) Income taxes	270,952	79,674	240.1%
(+) Financing cost, net	107,210	99,636	7.6%
(+) Depreciation and amortization	96,508	105,962	-8.9%
EBITDA	726,463	510,323	42.4%
EBITDA margin	19.0%	13.5%
(+) Other expenses - Sale of fixed assets	0	94,692
(+) Impairment of fixed assets	0	166,581	-96.3%
EBITDA adjusted	726,463	771,596	-5.8%
EBITDA margin adjusted	19.0%	20.4%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the twelve-months ended December 31, 2025 and 2024

(In Thousands of Mexican Pesos)

	FY 2025	FY 2024	∆%
Net revenue	14,264,632	14,100,758	1.2%
Cost of sales	4,758,123	4,520,223	5.3%
Gross profit	9,506,509	9,580,535	-0.8%

Administrative expenses	2,466,537	2,702,876	-8.7%
Selling expenses	4,064,259	3,997,917	1.7%
Distribution expenses	702,559	663,812	5.8%
Total expenses	7,233,355	7,364,605	-1.8%

Other expenses - Sale of fixed assets	0	529,722

Operating income	2,273,154	1,686,208	34.8%

Interest expense	-540,976	-639,705	-15.4%
Interest income	34,090	22,818	49.4%
Unrealized loss in valuation of financial derivative instruments	0	156,766
Foreign exchange gain (loss), net	-28,773	-45,305	-36.5%
Financing cost, net	-535,659	-505,426	6.0%

Income before income taxes	1,737,495	1,180,782	47.1%

Income taxes	694,680	469,260	48.0%

Net income including minority interest	1,042,815	711,522	46.6%
Non-controlling interest gain (loss)	-59	206	-128.6%
Net income	1,042,756	711,728	46.5%

Concept	FY 2025	FY 2024	∆%
Net income	1,042,815	711,522	46.6%
(+) Income taxes	694,680	469,260	48.0%
(+) Financing cost, net	535,659	505,426	6.0%
(+) Depreciation and amortization	389,535	392,186	-0.7%
EBITDA	2,662,689	2,078,394	28.1%
EBITDA margin	18.7%	14.7%
(+) Other expenses - Sale of fixed assets	0	529,722
(+) Impairment of fixed assets	0	166,581
EBITDA adjusted	2,662,689	2,774,697	-4.0%
EBITDA margin adjusted	18.7%	19.7%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the twelve-months ended December 31, 2025 and 2024

(In Thousands of Mexican Pesos)

	FY 2025	FY 2024
Cash flows from operating activities:
Profit for the period	1,042,815	711,522
Adjustments for:
Income tax expense recognized in profit of the year	694,680	469,260
Depreciation and amortization of non-current assets	389,535	392,186
Impairment of fix asset	6,200	166,581
Interest income recognized in profit or loss	-34,090	-22,818
Interest expense recognized in profit or loss	540,976	639,705
Gain of property, plant, equipment sale	-8,615	528,730
Unrealized loss (gain) in valuation of financial derivative instruments	108,846	-156,766
Currency effect	26,964	-16,711
Movements in not- controlling interest	-156	117
Other gains and losses	-15,372	0
Movements in working capital:
Trade accounts receivable	-64,784	-60,638
Trade accounts receivable from related parties	-32	-146
Trade account receivable “San Angel”	108,071	0
Inventory, net	462,656	-470,959
Prepaid expenses and other assets	40,845	122,003
Accounts payable to suppliers and accrued expenses	-396,925	419,023
Provisions	-15,031	-55,830
Value added tax payable	22,725	-47,169
Statutory employee profit sharing	9,417	6,400
Trade accounts payable to related parties	-1,237	1,237
Income taxes paid	-608,062	-819,247
Employee benefits	19,679	-9,350
Net cash generated by operating activities	2,329,105	1,797,130
Cash flows from investing activities:
Payment of 30% by Guatemala shares	-896	0
Payments for property, plant and equipment, net	-114,374	-181,503
Proceeds from disposal of property, plant and equipment, net	7,460	168,274
Commission for the sale of properties	0	-10,055
Interest received	34,090	22,818
Net cash used in investing activities	-73,720	-466

Cash flows from financing activities:
Repayment of borrowings	-6,257,700	-3,319,600
Proceeds from borrowings	5,540,700	3,027,100
Interest paid	-502,458	-603,391
Lease payment	-170,571	-155,361
Dividends paid	-850,000	-998,054
Net cash used in financing activities	-2,240,029	-2,049,836
Net increase (decrease) in cash and cash equivalents	15,356	-253,172
Cash and cash equivalents at the beginning of the period	296,558	549,730
Cash and cash equivalents at the end of the period	311,914	296,558

Key Operating Metrics

Betterware Mexico

	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025
Associates
Avg. Base	694,277	693,666	645,359	657,317	675,696	667,086
EOP Base	700,893	674,654	649,076	670,349	667,501	654,680
Monthly Activity Rate	66.3%	64.8%	65.5%	65.6%	63.3%	65.2%
Avg. Monthly Order	$2,034	$2,158	$2,152	$2,153	$2,043	$1,971
Monthly Growth Rate	15.7%	14.3%	18.7%	16.6%	16.1%	17.3%
Monthly Churn Rate	15.6%	15.6%	19.5%	15.6%	16.3%	18.0%
Distributors
Avg. Base	44,639	43,585	41,202	42,062	43,220	42,156
EOP Base	43,939	42,608	41,810	43,292	42,673	40,723
Monthly Activity Rate	98.0%	96.7%	97.9%	98.8%	97.9%	98.3%
Avg. Monthly Order	$21,531	$22,945	$22,534	$22,347	$20,752	$20,690
Monthly Growth Rate	10.4%	8.7%	9.8%	10.7%	9.6%	9.2%
Monthly Churn Rate	11.2%	10.3%	11.2%	9.4%	10.1%	10.8%

Jafra Mexico

	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025
Associates
Avg. Base	403,340	476,211	468,356	438,041	411,670	438,864
EOP Base	421,073	480,532	446,998	429,472	405,599	444,244
Monthly Activity Rate	51.6%	49.9%	50.5%	49.8%	49.4%	50.1%
Avg. Monthly Order	$2,347	$2,439	$2,419	$2,495	$2,552	$2,702
Monthly Growth Rate	12.0%	13.2%	10.1%	10.1%	10.0%	13.0%
Monthly Churn Rate	11.9%	8.6%	12.5%	11.3%	12.0%	10.1%
Distributors
Avg. Base	18,823	18,889	19,150	19,036	18,950	19,006
EOP Base	18,722	19,093	19,202	18,966	18,964	19,063
Monthly Activity Rate	93.2%	94.6%	95.1%	94.1%	93.7%	94.0%
Avg. Monthly Order	$2,694	$2,758	$2,744	$2,855	$3,023	$3,166
Monthly Growth Rate	0.9%	1.8%	1.2%	0.6%	1.2%	1.3%
Monthly Churn Rate	1.5%	1.1%	1.0%	1.0%	1.3%	1.2%

Jafra US

	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025
Associates
Avg. Base	30,149	26,540	24,703	27,191	26,303	26,270
EOP Base	29,101	25,272	25,973	28,188	26,450	26,681
Monthly Activity Rate	41.6%	44.5%	45.9%	49.2%	51.3%	48.9%
Avg. Monthly Order (USD)	$233	$248	$243	$225	$228	$222
Monthly Growth Rate	11.2%	10.0%	12.8%	13.2%	11.4%	10.1%
Monthly Churn Rate	13.7%	14.7%	11.8%	9.7%	14.0%	9.7%
Distributors
Avg. Base	1,774	1,786	1,504	1,808	1,604	1,503
EOP Base	1,774	1,638	1,493	1,901	1,384	1,420
Monthly Activity Rate	87.5%	85.5%	89.3%	89.8%	92.6%	95.1%
Avg. Monthly Order (USD)	$233	$219	$228	$206	$201	$197
Monthly Growth Rate	5.8%	2.7%	4.0%	8.5%	3.8%	7.0%
Monthly Churn Rate	5.7%	5.0%	6.9%	0.0%	12.8%	5.8%

Key Financial Metrics

Consolidated

Results in ’000 MXN	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025
Net Revenue	$3,389,393	$3,330,394	$3,778,468	$3,499,151	$3,562,643	$3,377,299	$3,825,539
Gross Margin	67.8%	66.9%	67.3%	66.2%	67.1%	68.5%	65.0%
EBITDA	$656,136	$591,575	$771,596	$535,265	$678,812	$722,149	$726,463
EBITDA Margin	19.4%	17.8%	20.4%	15.3%	19.1%	21.4%	19.0%
Net Income	$303,745	$-112,537	$225,305	$151,394	$327,306	$314,205	$249,851
Free Cash Flow	$485,437	$417,379	$548,379	$-55,841	$592,152	$553,573	1,132,307

Betterware Mexico

Results in ’000 MXN	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025
Net Revenue	$1,476,375	$1,465,577	$1,494,855	$1,403,065	$1,458,593	$1,387,586	$1,474,205
Gross Margin	56.4%	54.8%	57.2%	55.3%	55.2%	57.1%	52.6%
EBITDA	$304,467	$279,889	$330,075	$261,493	$290,745	$312,669	$263,529
EBITDA Margin	20.6%	19.1%	22.1%	18.6%	19.9%	22.5%	17.9%

Jafra Mexico

Results in ’000 MXN	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025
Net Revenue	$1,671,137	$1,623,697	$2,038,993	$1,869,818	$1,853,832	$1,752,179	2,112,869
Gross Margin	77.0%	76.8%	74.1%	73.5%	75.3%	76.3%	72.2%
EBITDA	$344,478	$318,146	$440,630	$286,706	$393,360	$417,760	$452,697
EBITDA Margin	20.6%	19.6%	21.6%	15.3%	21.2%	23.8%	21.4%

Jafra US

Results in ’000 MXN	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025
Net Revenue	$241,881	$241,120	$244,620	$226,268	$250,218	$237,534	$238,465
Gross Margin	73.6%	73.3%	73.1%	73.9%	76.0%	77%	77.4%
EBITDA	$7,192	$-6,463	$891	$-12,934	$-5,293	$-8,280	$10,237
EBITDA Margin	3.0%	-2.7%	0.4%	-5.7%	-2.1%	-3.5%	4.3%

Note on the financial statements: All 2024 figures include the adjustments disclosed in our Q3 and Q4 2024 earnings releases. These refer to (i) a non-cash effect related to the sale of non-operative asset, which led to the disclosure of Adjusted EBITDA, Net Income, and EPS for Q3 2024; and (ii) a correction in the classification of certain production-related costs within Jafra Mexico’s financial statements, with no impact on revenues, EBITDA, or net income.

Use of Non-IFRS Financial Measures

This announcement includes certain references to EBITDA, EBITDA Margin, Net Debt:

EBITDA: defined as profit for the year adding back the depreciation of property, plant, and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes.

EBITDA Margin: is calculated by dividing EBITDA by net revenue.

EBITDA and EBITDA Margin are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies.

BeFra believes that these non-IFRS financial measures are useful to investors because (i) BeFra uses these measures to analyze its financial results internally and believes they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate BeFra’s EBITDA and provide more tools for their analysis as it makes BeFra’s results comparable to industry peers that also prepare these measures.

Definitions: Operating Metrics

Starting Q2 2024, the Company will report salesforce under the same name for all business units, Distributors (previously stated as Leaders in Jafra) and Associates (previously stated as Consultants for Jafra). It is important to note that the metrics are calculated with the same method as previous quarters and the reference name change has no adverse effect on the results of the operating metrics reported by the Company.

Betterware (Associates and Distributors)

Avg. Base: Weekly average Associate/Distributor base

EOP Base: Associate/Distributor base at the end of the period

Weekly Churn Rate: Average weekly data. Total Associates/Distributors lost during the period divided by the beginning of the period Associate/Distributor base.

Weekly Activity Rate: Average weekly data. Active Associates/Distributors divided by ending Associate/Distributor base.

Avg. Weekly Order: Average weekly data. Total Revenue divided by number of active Associates/Distributors

Jafra (Associates and Distributors)

Avg. Base: Monthly average Associate/Distributor base

EOP Base: Associate/Distributor base at the end of the period

Monthly Churn Rate (Associates): Average monthly data. Total Associates lost during the period divided by the number of active Associates 4 months prior. An Associate is terminated only after 4 months of inactivity.

Monthly Churn Rate (Distributors): Average monthly data. Total Distributors lost during the period divided by end of period Distributors’ base.

Monthly Activity Rate: Average monthly data. Active Associate/Distributor divided by the end of period Associate/Distributor base.

Avg. Monthly Order (Associates): Average monthly data. Total Catalog Revenue divided by number of Associates orders.

Avg. Monthly Order (Distributors): Average monthly data. Total Distributors Revenue divided by number of Distributors orders.

About Betterware de México, S.A.P.I. de C.V.

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on offering innovative products that solve specific needs related to household organization, practicality, space-saving, and hygiene. Through the acquisition of JAFRA on April 7, 2022, the Company now offers a leading brand of direct-to-consumer in the Beauty market in Mexico and the United States where it offers Fragrances, Color & Cosmetics, Skin Care, and Toiletries. The combined company possesses an asset-light business model with low capital expenditure requirements and a track record of strong profitability, double digit rates of revenue growth and free cash flow generation. Today, the Company distributes its products in Mexico and in the United States of America.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document and that many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward looking statements. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections and encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2020 and any of the Company’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences

The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date hereof. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Further information on risks and uncertainties that may affect the Company’s operations and financial performance, and the forward statements contained herein, is available in the Company’s filings with the SEC. All forward-looking statements are qualified in their entirety by this cautionary statement.

Q4 2025 Conference Call

Management will hold a conference call with investors on February 26th, 2026, at 4:30 pm Mexico City Time / 5:30 pm Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13758910

Webcast Link: https://viavid.webcasts.com/starthere.jsp?ei=1753566&tp_key=841f6549cf

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13758910

Contacts.

Company:

BeFra IR

ir@better.com.mx

+52 (33) 3836 0500 Ext. 2011

InspIR:

Investor Relations

Ivan Peill

ivan@inspirgroup.com